Exhibit 99.3

Meeting

Meeting

Invitation

Our shareholders are invited to attend our annual meeting (the "Meeting") where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 7, 2025 at 3:00 pm Mountain Time
Virtual access at	https://web.lumiconnect.com/273752024
Password	vermilion2025
Formal business

1.       Receive financial statements and auditors report for the year ended December 31, 2024

2.       Fix the number of directors to be elected at 8

3.       Elect the directors for the coming year

4.       Appoint Deloitte LLP as auditors

5.       Advisory vote on Vermilion's approach to executive compensation

6.       Approval of Omnibus Incentive Plan

After the formal meeting, we will discuss the Company's 2024 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Sincerely,

“Myron M. Stadnyk”

Board Chair